March 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tom Kluck, Legal Branch Chief

Re:         NorthStar Real Estate Income II, Inc.

Pre-effective Amendment No. 1 to Registration Statement on Form S-11

Filed February 1, 2013

File No. 333-185640

Dear Mr. Kluck:

On behalf of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-effective Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Ronald J. Lieberman, Esq. of the Company, dated February 22, 2013 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 2, which have been marked to indicate the location of changes from the Registration Statement filed on January 25, 2013, together with four copies of this response letter as filed with the Commission.

General

1.             We note your response to comment 2 of our letter dated January 17, 2013. Please affirmatively confirm that you have not authorized anyone to provide written materials on your behalf.

Response:

As of the date hereof, the Company advises the Staff that it has not authorized anyone to provide on its behalf any written materials to potential investors in reliance on Section 5(d) of the

Securities Act.  Should anyone authorized on the Company’s behalf provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission.

2.               We note your response to comments 6 and 7 of our letter dated January 17, 2013, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Response:

The Company acknowledges that it is responsible for (i) analyzing the applicability of the tender offer rules and Regulation M to the Company’s share repurchase program and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Corporation Finance and the Division of Market Regulation in prior no-action and exemption letters.

3.               We note your response to comment 8 of our letter dated January 17, 2013. We have not received the supplemental materials noted in the response. Please note that we will continue to monitor for your response to this comment.

Response:

The Company advises the Staff that it has provided the requested supplemental materials to the Staff by letter dated February 26, 2013.

4.               We note your undertakings related to updating the prospectus with respect to material property acquisitions. Please advise us how you intend to update the prospectus with respect to material loans

Response:

The Company advises the Staff that it intends to update the prospectus by filing sticker supplements pursuant to Rule 424(c) under the Securities Act in connection with loans that are material to the Company and consolidating all such stickers into a post-effective amendment filed at least once every three months during the distribution period.

Prospectus Cover Page

5.             Please revise your cover page and summary risk factors to clarify that there is no requirement for you to ever provide liquidity.

Response:

The Company has revised the disclosure by adding the following sentence at the end of the fourth bullet on the cover page of the prospectus and at the end of the fifth bullet under the caption “Prospectus Summary—Summary of Risk Factors” on page 8 of Amendment No. 2:

“Our charter does not require our board of directors to list our shares for trading on a national securities exchange by a specified date or otherwise pursue a transaction to provide liquidity to our stockholders.”

Prospectus, Summary, page 7

Investment Strategy, page 10

6.             We note your response to comment 16 of our letter dated January 17, 2013.  Please revise your disclosure to clarify you could invest in any of the asset classes, including those that present greater risk and revise the risk factors accordingly.

Response:

The Company has revised the disclosure under the caption “Prospectus Summary—Investment Strategy,” in the risk factor entitled “Because our offering is a blind pool offering, you will not have the opportunity to evaluate our assets before we acquire them, which makes your investment in our shares more speculative,” under the caption “Estimated Use of Proceeds,” and “Investment Objectives and Strategy—Investment Strategy” on pages 10, 24, 77 and 108, respectively, of Amendment No. 2 to disclose that the Company may invest in any of these asset classes, including those that present greater risk.

Investment objectives and Strategy, page 101

7.               Please discuss whether you expect the interest rate on your financing to be at a fixed rate or floating rate.

Response:

The Company has revised the disclosure under the caption “Investment Objectives and Strategy—Investment Strategy” on page 108 of Amendment No. 2 by adding the following sentences:

“We expect that any such financing will generally bear interest at floating rates; however, whether any financing is at a floating rate or a fixed rate will be determined based on the type of asset being financed and market factors.  We will generally seek to match-term leverage (i.e., match the maturity of our assets with the maturity of our liabilities).”

Conflicts of Interest, page 96

8.               We note your response to comment 25 of our letter dated January 17, 2013. We reissue our comment in part.  Please clarify how your advisor or its affiliates will be compensated if you enter into a joint venture with an affiliate.

Response:

The Company has revised the disclosure under the caption “Conflicts of Interest—Certain Conflict Resolution Measures— Joint Ventures or Participations with Affiliates of the Advisor” on page 104 of Amendment No. 2 in response to the Staff’s comment.

Market Overview and Opportunity, page 103

9.               We note your statement on page 104 that “These market dynamics should allow us to source attractive investments and modestly lever our portfolio.”  Please clarify that there is no guarantee of this.  Please revise similar statements throughout this section.

Response:

The Company has revised the disclosure under the caption “Investment Objectives and Strategy—Market Overview and Opportunity” on page 111 of Amendment No. 2 to include the requested language.  The Company also has revised the disclosure on pages 111, 113 and 116 of Amendment No. 2 to include similar language in these subsections.

Exhibits

10.          We note your response to comment 31 of our letter dated January 17, 2013.  We will continue to monitor for your response to this comment.

Response:

The Company acknowledges the Staff’s comment.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6926.

Sincerely,

Greenberg Traurig, LLP

/s/ Joseph A. Herz

Joseph A. Herz
Shareholder

cc:           Ronald J. Lieberman, Esq., NorthStar Real Estate Income II, Inc.

Judith D. Fryer, Esq., Greenberg Traurig, LLP